

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Mariya Kokho, President
Soton Holdings Group, Inc.
375 N. Stephanie Street, Suite 1411
Henderson, NV 89014-8909

>   **Re: Soton Holdings Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 4, 2010**
>   **File No. 333-170330**

Dear Ms. Kokho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of distributing wine bottles. We note that you have limited operations with no revenues since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

2. We note that you relied upon Regulation S to sell your securities to your selling shareholders. Regulation S is a safe harbor provision that allows for the sale of securities to individuals outside the United States. In this regard, we also note that your secretary, Vasiliy Ignatenko, lives in Bulgaria. Consequently, it appears

that one or more of your officers are outside the United States. If applicable, in
the risk factor section or another appropriate place in your prospectus, please
disclose an investor's ability:

- to effect service of process within the United States against any of your
  non-U.S. resident officers or director;

- to enforce U.S. court judgments based upon the civil liability provisions of
  the U.S. federal securities laws against any of the above referenced foreign
  persons in the U. S.;

- to enforce in the applicable foreign court U.S. court judgments based on
  the civil liability provisions of the U.S. federal securities laws against the
  above foreign persons; and

- to bring an original action in the applicable foreign court to enforce
  liabilities based upon the U.S. federal securities laws against the above
  foreign persons.

Registration Statement Cover Page

3. On the registration statement cover page are several disclosures that contain boxes
   which are to be marked if the disclosure is applicable to your filing or your
   company. Presently each of these boxes contain a question mark;"?" Please
   revise to mark the appropriate boxes and leave unmarked the remaining boxes.

Front Cover of Prospectus

4. We note your disclosure beginning in the sixth paragraph regarding the
   uncertainty of a market developing in your securities. Please also make this
   uncertainty clear in the fifth paragraph regarding the fixed price of your shares.

Prospectus Summary, page 5

5. Please delete the first sentence in this discussion in which you have provided
   defined terms. The meanings of the terms are clear from the context in which
   they are used.

6. Please revise the second paragraph to remove the statement that only selected
   information is presented. Revise as necessary since the summary is to include a
   brief overview of the key aspects of the offering. See Item 503(a) and the
   instruction thereto of Regulation S-K.

Risk Factors, page 7

7. Please revise the first paragraph of this section to clarify that you do not currently have a trading price for your common stock.

8. In two risk factors, "The Success of our Business Depends on Retailer and Consumer Acceptance…" and "We Depend on Independent Bottle Manufacturers…", both on page nine, you make reference to the water market or business. If you plan to sell your bottles to bottled water companies please revise your prospectus to reflect this facet of your business. In addition, in the first risk factor referenced in this comment, you indicate "…our wine products…" Please clarify or revise to clearly indicate the scope of your intended business.

9. Please revise the first risk factor on page 11 to clearly indicate that Ms. Kokho will be able to determine the outcome of corporate actions and not just to have "significant influence." In addition, with the addition of Mr. Ignatenko's shares, they will control 78.74 per cent as a group.

Selling Shareholders, page 13

10. The number of shares disclosed as being offered, 888,000, is not consistent with the number of shares disclosed on your registration statement and prospectus cover pages. Please reconcile your disclosures.

Plan of Distribution, page 15

11. Please also state at the beginning of this section that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

12. Please revise your disclosure to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.

Biographical Information, page 26

13. Please revise Mr. Ignatenko's biographical information to provide additional information concerning his business background. It is not clear what services he provides in consulting "event organization."

Description of Our Business, page 19
General, page 19

14. We note your disclosure that you plan to offer your products at prices that are marked up by 15% to 25% of your cost. However, it is not clear from your discussion whether this pricing structure would exceed your expected costs, nor is it clear how many bottles you would need to sell to cover your cost and make a profit. Finally, it is not clear how much additional capital you would need to sustain your operations, nor from what sources you would obtain such additional capital. Please provide greater detail concerning your revenue model and your business plans accordingly.

15. In the third paragraph we note your statement "Our services will include:" Please clarify whether you are offering a bottle purchasing service or whether you are distributing wine bottles. In this regard, please explain why wineries would purchase bottles from you rather than directly from bottle manufactures. In addition, discuss how you expect to measure the quality of the bottles. Do you expect to rely on the end customer to accept or reject the product?

16. We note that you plan to be a distributor of wine bottles made in China. It also appears that your first customer is in Bulgaria. Please describe the potential impact of foreign currency exchange fluctuations on your business, and if material, consider adding a risk factor.

17. Please expand your discussion to indicate the current status of any negotiations and/or identities of any manufacturers from which you intend to purchase your bottles. Please also include whether there are minimum quantities required, whether various varieties of bottle manufacture are available and the reasons you expect to acquire sources that will make you competitive in the marketplace. We may have additional comments upon receipt of your response.

Letter of Intent with Potential Customer, page 21

18. Please expand your discussion to indicate, if true, that the letter of intent is not a binding document in any manner on either party and is only a stated intent for future negotiations. In this regard, discuss the significance of such executed document and indicate the circumstances in which this letter of intent was obtained. In this regard, please indicate whether it is an arms-length relationship. We may have additional comments upon receipt of your response.

19. We note your disclosure in the penultimate paragraph relating to payment. Please discuss and clearly state whether you intend to offer any credit terms and, if so, the circumstances and the anticipated terms. In addition, you indicate that you intend to secure a 30% deposit for any orders with the balance due within seven

days of the product departing a sea port. Please discuss your plans and intentions in the event of non-payment.

Offices, page 22

20. Please indicate the general nature and adequacy of your office and indicate any costs or other arrangements.

Plan of Operations, page 23

21. Please revise your discussion to provide an executive "Overview" section that provides investors with an understanding of the business you intend to engage in and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company expects to earn revenues and income; insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to Item 303 of Regulation S-K. In addition, we note repetitive information in this section to that presented under the Description of Business beginning on page 19. Please revise.

Certain Relationships and Related Transactions, page 28

22. Please refer to the definition of "promoter" in Rule 405 of Regulation C and provide the disclosure required by Item 404(c) of Regulation S-K, as applicable.

Recent Sales of Unregistered Securities, 40

23. Please file the subscription agreement used for the private placement referenced under this heading as an exhibit to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director